June 23, 2006

Mr. Larry Spirgel, Assistant Director

Division of Corporation Finance

Mail Stop 0407

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:

SEC Comment Letter dated May 16, 2006 related to Alderwoods Group Inc.’s Form 10-K for the fiscal year ended December 31, 2005 filed March 13, 2006 and Form 10-Q for the fiscal quarter ended March 25, 2006

File No. 000-33277

Dear Mr. Spirgel:

This letter responds to Question 5 received by Alderwoods Group Inc. (“the Company”) from the Staff of the Division of Corporation Finance (collectively with the Staff of the Office of the Chief Accountant, “the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) in the letter referenced above.

We understand the Staff has raised similar questions with other registrants in the deathcare industry. We have participated in discussions with Service Corporation International in the interest of obtaining an understanding of other accounting positions taken in the industry for consideration in our response. As a result of these discussions, we believe that the accounting policies related to the statement of cash flows treatment of pre-need transactions with customers and transactions within the trusts of different members of the industry, while resulting in nearly identical presentation of the operating, investing and financing activities on the face of the statement of cash flows, vary in terms of the extent and basis for the presentation on the face of the statement of cash flows and resulting disclosures regarding non-cash activities. Our response supports the presentation and disclosure in the Company’s financial statements referred to above. In reaching our initial conclusions and forming our response, we have considered alternative views that are also discussed in this letter.

If the Staff has additional questions after considering the response provided in this letter, we will make ourselves available to further discuss this matter with the Staff, with or without other members of our industry, at a mutually convenient time. Our goal is to resolve this outstanding comment on a timely basis in a manner that is acceptable to the Staff.

Staff Comment:

Consolidated Statement of Cash Flows, Page 64

We understand that you are currently presenting the net changes in balance sheet line items associated with pre-need receivables and deferred revenue in the line item entitled “Other,” which is classified within cash provided by operating activities on the cash flow statement. We do not believe that this net presentation, with activities being classified within operating activities, complies with the requirements of SFAS No. 95 “Statement of Cash Flows.” It is not clear to us where the change in the balance sheet line item entitled “non-controlling interest in funeral and cemetery trusts” is presented. Please explain. Your response to this comment should detail a cash flow presentation that is compliant with SFAS No. 95, while also presenting meaningful information to an investor to enable them to better understand the underlying cash flows. We recognize that this represents a change from your historical manner of presenting cash flows related to the activities of the pre-need funeral and cemetery merchandise and service trusts and cemetery perpetual care trusts. To the extent that any change in classification would require information that you currently do not track (for example, gross movements within the investment portfolio), please note that in your response.

At a minimum, your response to this comment letter should address how you believe each of the following cash flows should be classified, citing appropriate portions of SFAS No. 95 to support your position:

•                  the refundable deposit originally made by the customer for services to be performed at some future date;

•                  the transfer of this deposit from the company to the trust, where it is invested as part of a larger investment portfolio;

•                  cash received for interest and dividends related to earnings of the investment portfolio;

•                  the reinvestment of these interest and dividends within the investment portfolio;

•                  if the interest and dividends are not reinvested within the investment portfolio, specify what they are used for, and how they should be classified; and

•                  the removal of funds from the investment portfolio once state requirements have been met, and the transfer of these funds from the trust back to the company.

This list may not be all inclusive, so if there are other associated cash inflows and outflows that you believe relevant to this discussion, they should also be addressed. Please also address any other relevant disclosures, such as information related to non-cash investing and financing activities associated with these trusts. We note the disclosures you have included in note 13 on page 97 with respect to restricted cash investing and financing activities. It is not clear what these disclosures represent. Please clarify. Further, it appears that these cash flows may be material to your company, and if so, you should address them in the liquidity section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. The discussion and analysis of liquidity should focus on material changes in operating, investing and financing cash flows as depicted in the statement of cash flows, and the reasons underlying those changes. Please refer to the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations on our website at: http://www.sec.gov/rules/interp/33-8350.htm for further guidance.

Company Response:

We believe the Company’s recognition, classification and disclosure of these activities related to pre-need and trusted amounts complies with both the principles and explicit requirements of Financial Accounting Standard No. 95, Statement of Cash Flows (“FAS 95”), and as well complies with previous accounting conclusions reached by the Company in consultation with the Staff. In addition, the Company’s financial reporting for pre-need transactions with customers and transactions within the trusts was the subject of significant research, deliberation, and consultation with the Staff at the time of adoption of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN 46R”).

We have responded to each of the Staff’s specific questions and comments related to the Company’s treatment of such transactions in the statement of cash flows. However, we have also provided context regarding the underlying business transactions and the adoption of FIN 46R, which we believe will aid the Staff in understanding the approach adopted by the Company upon adoption of FIN 46R. In summary, the Company presents the receipt of cash to be deposited into the consolidation trusts as well as the acquisition and disposition of investments within the trusts, earnings on the trust investments, and the issuance and elimination of related minority interests as noncash activities. Only the release of cash from the trusts to the Company upon satisfaction of the Company’s obligations to its customers is presented as cash flow (from operating activities) within the Company’s statement of cash flows. The support for this presentation, as discussed more fully in this response, arises from the conclusion that cash received from customers that is required to be held in trust and invested on the customers’ behalf represents restricted cash and, therefore, is excluded from cash and cash equivalents in the Company’s balance sheet.

We believe an understanding of the application of FIN 46R to the deathcare industry is pertinent to this response as such accounting treatment was discussed with the Staff at the time of adoption as outlined in an industry letter to the Staff dated July 21, 2004 (Appendix A). Although the presentation of the pre-need activities within the statement of cash flows was not specifically addressed in the July 2004 letter, that issue was discussed with the Staff upon adoption of FIN 46R and these activities are currently being accounted for by the Company in accordance with those discussions.

We believe that any deviation from the current cash flow statement presentation and, in particular, total cash flows from operations, would be inconsistent with the conclusions reached with the Staff in 2004, specifically related to our adoption of FIN 46R.

Following the background related to the consolidation of the trusts pursuant to FIN 46R, we have characterized and shown, through an example, the presentation of the transactions by the

Company in cash flow from operations. For your ease, we have used an example similar to that to be provided by Service Corporation International in response to a similar comment received from the Staff.

Following the discussion of the basis for our position, we have provided three alternative views. We believe the first of these views is in accordance with FAS 95 and consistent with the conclusions reached with respect to the consolidation of the trusts upon adoption of FIN 46R, although based on different underlying principles than those applied by the Company historically. However, we believe the other two alternatives are inconsistent with FAS 95, including the basis for our FIN 46R consolidation conclusions and fundamentally inconsistent with the nature of our business.

A. Consolidation of Pre-Need Funeral and Cemetery Trusts and Cemetery Perpetual Care Trusts Under FIN 46R.

The Company respectfully refers the Staff to the letter to the SEC dated July 21, 2004 (Appendix A) related to the adoption of FIN 46R. This letter, which reflects the conclusions reached relative to consolidation of the trusts, was submitted to the Staff on behalf of four registrants in the deathcare industry (Service Corporation International, Alderwoods Group, Inc., Stewart Enterprises, Inc., and Carriage Services, Inc.).  This letter was the culmination of extensive consultation with members of both the Office of the Chief Accountants and Division of Corporation Finance at the time of adoption of FIN 46R. A full description of such pre-need and trusting arrangements and transactions was submitted to the Staff by the Company as part of that process in an exert from a letter dated April 27, 2004 (Appendix B).

Under the provisions of FIN 46R, the funeral, cemetery, and perpetual care trusts (“Trusts”) are variable interest entities that the Company is required to consolidate. Although the Company consolidates the Trusts, the customer is considered the legal and economic beneficiary of the funeral and cemetery merchandise and service trusts until the Company provides merchandise or services to the customer. The Company never has a legal right to the corpus of perpetual care trusts. Accordingly, upon consolidation of the Trusts, the Company recognizes the full trusted balance as “non-controlling interests” to reflect the third party (funeral and cemetery customers’) interests in the Trusts.

The Trusts hold investments in marketable securities, which generally are classified as available-for-sale under FAS No. 115.  While income on these securities is recognized in the income statement, it is offset, dollar for dollar, by an income statement charge (i.e., interest) accreting the value of noncontrolling interest.

Fundamental to the presentation adopted by the four registrants as discussed with the Staff in 2004, were the conclusions that revenue, gross profit and net income would be unaffected by the fact that the trusts would be consolidated. We believe theses conclusions implicitly also apply to statement of cash flows total being unaffected.

Transactions between the Company’s operating subsidiaries and the consolidated trusts are intercompany transactions and, as such, are eliminated upon consolidation.

B. Characterization of Cash Trusted, or To Be Trusted, as Restricted Cash

Alderwoods’ presentation with respect to cash flows associated with pre-need and trust activities is based on the concept that cash that has been trusted, or is required to be trusted, is excluded from cash and equivalents on the face of the balance sheet, in accordance the principles of ARB 43, chapter 3, paragraph 6, which states:

“This concept of the nature of current assets contemplates the exclusion from that classification of such resources as:  (a) cash and claims to cash which are restricted as to withdrawal or use for other than current operations, are designated for expenditures in the acquisition or construction of noncurrent assets, or are segregated for the liquidation of long-term debts….”

The basis for this presentation is that state and provincial trusting regulations require the Company to deposit such receipts in segregated trust accounts within 3 to 45 days after receipt. These regulations, which cover many operational aspects of the business, dictate how much of each receipt is to be trusted, when it must be trusted, the nature of investments the trust may invest in, and the conditions for release from such restrictions. The Company considers such funds to be held “in trust” for its customers even though administratively the funds may be temporarily in the Company’s accounts and not yet have been deposited into the legal trust vehicle as required by state and provincial trusting regulations. In support of this view, the Company notes that when its predecessor, The Loewen Group Inc. went through bankruptcy proceedings under Chapter 11, this “claim to cash” was recognized by the bankruptcy courts in a first day order and funded 100% without interruption, notwithstanding that many of the predecessor’s secured and unsecured creditors received amounts substantially less than 100% of their claims. In summary, the Company believes that cash received from customers for merchandise and services not yet provided by the Company is restricted cash, both prior to and upon deposit into the formal trust account, because of the nature of the regulatory restrictions on that cash.

The Company believes this characterization as restricted cash is consistent with the intent of FRR 203 (from the SEC’s Codification of Financial Reporting Policies). The Company believes the nature of the restrictions on the cash, as well as the magnitude of cash subject to such restrictions, is material enough to warrant segregation in the balance sheet.

The characterization of cash to be trusted as restricted cash has been discussed by the Company with the Staff on two previous occasions in the context of related accounting conclusions as follows:  (a) in conjunction with the proposed initial adoption of Staff Accounting Bulletin No. 101 by the Company’s predecessor, the SEC Staff specifically requested the Company’s predecessor, The Loewen Group Inc., to classify such cash in transit to trust as restricted cash; and (b) in conjunction with the adoption of FIN 46R, as discussed in the next section, the Company communicated this proposed approach to the statement of cash flows in a draft letter to Staff.

Accordingly, to the extent cash received from a customer is required to be deposited into trust or is on deposit in the trust, the Company considers such cash restricted cash and excludes these funds from cash and cash equivalents and from current assets in Alderwoods’ consolidated balance sheet. Such amounts are reported as “restricted cash and equivalents” in notes 3, 4 and 5 and are included in the balance sheet categories pre-need funeral receivables and trust investments, pre-need cemetery receivables and trust investments, and cemetery perpetual care trust investments on the face of the balance sheet.

C. Characterization of Restricted Cash Transactions in the Statement of Cash Flows

The Company’s statement of cash flows depicts transactions involving amounts labeled as cash and cash equivalents on the balance sheet, as specifically required by FAS 95, paragraph 7, which states:  “The total amounts of cash and cash equivalents at the beginning and end of the period shown in the statement of cash flows shall be the same amounts as similarly titled line items or subtotals shown in the statements of financial position as of those dates.”

FAS 95, paragraph 10, specifically acknowledges that certain items that otherwise might meet the definition of cash equivalents might not be treated as such as on the balance sheet for policy reasons.

As such, all transactions involving restricted cash and equivalents are considered noncash transactions for purposes of the statement of cash flows, except to the extent they concurrently affect unrestricted cash. In reaching this determination, the Company also considered general practice of registrants reporting restricted cash and found that such companies consistently exclude such item from cash for purposes of the statement of cash flows. The Company also believes such a presentation is consistent with the principles of a cash flow statement as set out in FAS 95, par. 6, as until the funds are released to the Company, the Company enjoys no cash receipt and incurs no cash payment.

Like unrestricted cash, the Company believes restricted cash flows can be the result of operating, investing or financing activity. The characterization of the different types of restricted cash transactions is described through the example in section E.

Those restricted cash flows that are determined to be of an investing or financing nature are disclosed on a gross basis in Note 13 to the Company’s annual financial statements for the fifty-two weeks ended December 31, 2005 and Note 5 in the Company’s quarterly financial statements for the twelve weeks ended March 25, 2006, as required by FAS 95, paragraph 32. Noncash activities affecting restricted cash include the purchase and sale (or maturity) of investments (which are considered as noncash investing activities) and the receipt of funds to be trusted on the customer’s behalf (increases in noncontrolling interests — considered a noncash financing activity). In addition, the relinquishment of the customer’s noncontrolling interest in the trust to the Company (decreases in noncontrolling interests) upon the fulfillment of pre-need contracts (conversion to deferred revenue and released to revenue) is considered a noncash financing activity.

Restricted cash flows that are operating in nature are not reported in the statement of cash flows unless they simultaneously affect unrestricted cash (such as cash released from trust upon delivery of products or services). Restricted cash flows that are operating in nature and do not affect unrestricted cash, such as interest and dividends received from investments and retained in trust, are not included in the statement of cash flows. Such activity does not result in an increase in unrestricted cash and gross disclosure of noncash operating activities is not a requirement of FAS 95.

We believe this treatment is consistent with that discussed with the Staff and described to the Staff in a draft letter (June 21, 2004) submitted to the Staff prior to the finalization of the letter in Appendix A. That draft contained the following paragraph and was discussed among the registrants and auditors involved at the time as an acceptable method of presentation:

“The adoption of FIN 46R will not result in any net changes to the Registrants’ cash flow statement. Customer cash receipts that are to be trusted and cash on hand in the trusts will be treated as restricted cash, as this cash is generally not available for general corporate purposes until the Registrants have fulfilled their preneed contractual obligation. Accordingly, changes in such restricted cash will be disclosed as supplemental non-cash investing and financing activities.”

This paragraph was ultimately was removed from the letter in the interest of expediting the completion of the letter because the cash flow discussion did not involve the full deliberation and Staff consultation team or processes involved in the other aspects of the consolidation issue. However, it is our understanding that the members of the Staff with whom the matter was discussed did not object to this treatment.

D. Impact on Liquidity

The Staff has also asked the Company to address the impact of these activities on liquidity for purposes of Management’s Discussion and Analysis. The Company believes the Company’s pre-need activities and the nature of the trust relationships have a significant impact on the Company’s liquidity. The Company addresses this principally by segregating restricted cash from unrestricted cash and,  in Management’s Discussion and Analysis, focusing on activities that have a specific bearing on liquidity (e.g., operating, investing, and financing activities as depicted in the statement of cash flows), and the reasons underlying those changes in any given period.

When pre-need and trusting activities do affect cash flows as depicted in the statement of cash flows, they are discussed. Examples of such cases are those in which the Company has withdrawn amounts from trust in large lump-sums by successfully resolving issues related to restrictions on trust assets. An example of this situation is discussed in our first quarter Management’s Discussion and Analysis, where the Company explained that the cash flow from operations was significantly affected by the Company’s ability to withdraw excess funds from funeral and cemetery trusts in 2005 and 2006 due to resolution of matters with the regulator.

E. Cash Flows of Pre-Need Funeral and Cemetery Trusts and Cemetery Perpetual Care Trusts Under FIN 46R.

The following provides an example of the accounting for pre-need funeral and cemetery customer and trust transactions under FIN 46R along with the implications to the cash flow statement.

Cash Flow Example — Facts

2004:

The Company enters into a preneed funeral trust contract with a consumer in 2004. The details of this contract are as follows:

Contract price:		$9,000
Selling costs:		1,000
Cash payment from the customer at the time of sale:
Restricted cash required to be held in trust:	6,100
Unrestricted cash retained by Company	900
		7,000
Preneed funeral receivable due from customer:		2,000
Transactions in the Trust Subsidiary:
Cash deposited into trust subsidiary (as above):		$6,100
Investments purchased in the trust:			5,500
Dividend on the trust investment:			100	*
Interest on the trust investment:			400	*

* Assume full dividend and interest in the trust are attributed to this customer.

2005:

On January 1, 2005, the customer died and the deathcare subsidiary performs the service:

Cash collected from customer at time of service	$2,000
Direct costs to perform the service	5,000
Transactions in the Trust Subsidiary:
\ Sale/maturity of investment (assumes no gain):		$5,500
Amount released from trust:
Original deposit	6,100
Allocated dividend and interest income	500
	6,600

Life of Contract Economics

Revenue
Contract Face Amount	$9,000
Allocated dividend and interest income	500	*
Total Revenue	$9,500

Expense
Selling Costs	$1,000
Costs to Perform	5,000
Total Expenses	$6,000

Gross Profit
Gross Profit upon Maturity	$3,500

*Reported as investment income in the trust and attributed to non-controlling interest as interest expense prior to performance of the service.

Characterization in Statement of Cash Flows

While the Company follows the indirect method of reporting cash flow from operations in the statement of cash flows, we have provided the following summary, on a direct method basis (with supplementary descriptions), to clarify the Company’s treatment:

	Ref	2004	Ref	2005
CASH FLOW FROM OPERATIONS:

Cash received from customers:
Unrestricted cash received upon initiation of contract		$900		$2,000
Cash received upon delivery of merchandise and service (conversion of restricted cash to unrestricted cash when restrictions are released due to operational performance)				$6,600
Cash paid to employees (selling costs)		(1,000)
Cash paid to suppliers (cost of merchandise)				(5,000)
Total — cash flow from operations		$(100)		$3,600

The Companies records the following Journal Entries during 2004

A — The Company enters into a preneed contract with a face value of $9,000 and receives $7,000 in cash from the customer
Cash — operating subsidiary	900
Restricted cash — operating subsidiary**	6,100
Preneed funeral receivable**	2,000
Deferred revenue		2,900
Non-controlling interest		6,100

B — The Company records $1,000 of selling expenses related to the sale of the preneed contract
Costs and expenses	1,000
Cash — operating subsidiary		1,000

C — The Company transfers the $6,100 into the trust subsidiary
Restricted cash — trust subsidiary**	6,100
Restricted cash — operating subsidiary**		6,100

Note: This transaction represents an intercompany transaction and therefore does not affect the balance sheet and is not depicted as a cash flow in the statement of cash flows.

D — The Trust invests $5,500 in marketable securities
Trust investments — available-for-sale**	5,500
Restricted cash — trust subsidiary**		5,500

E — For the period ended December 31, 2004 the Trust earned a dividend of $100 and realized interest on the trust assets of $400
Restricted cash — trust subsidiary**	500
Investment income (income statement)		500
Non-controlling interest (income statement)	500
Non-controlling interest in funeral trust (balance sheet)		500

Note: These transactions are operating in nature (investment income and accrual of interest), do not affect cash, and are not required to reconcile net income to cash flow from operations. As such, they do not appear in the statement of cash flows.

The Company records the following Journal Entries in 2005:

A — The Company records the costs to perform the funeral service included in the preneed contract
Costs and Expenses	5,000
Cash — operating subsidiary		5,000

B — The Company sells investments for $5,500 (no gain or loss)
Restricted cash — trust subsidiary**	5,500
Trust investments — available-for-sale**		5,500

C — The Company reclassifies non-controlling interests to reflect that services have been performed
Non-controlling interest in funeral trusts	6,600
Deferred Preneed Funeral Revenue		6,600

D — The Company records revenue for the completion of the preneed funeral contract
Deferred Preneed Funeral Revenue	9,500
Funeral Revenue		9,500

E — The Company receives the preneed funeral receivable due from the customer
Cash — operating subsidiary	2,000
Preneed funeral receivable**		2,000

F — The Company receives the cash from the trust for the trust investment plus the interest and dividend
Cash — operating subsidiary	6,600
Restricted cash — trust subsidiary**		6,600

**Rolled into preneed funeral receivables and trust investments on the face of the balance sheet, broken down into component accounts in the notes to the financial statements

Based on the preceding entries, the face of the Company’s statement of cash flows, presented in accordance with FAS 95, for the two periods is as follows:

(Dollars in thousands)	Ref	2004	Ref	2005
Operating

Net Income	B	$(1,000)	A D	$4,500

Net effect of pre-need receivables and deferred revenue(1)		900		(900)

Cash Provided by Operating Activities		$(100)		$3,600

Net (decrease) increase in cash		$(100)		$3,600

(1) Calculated as follows:	2004 Ending		2004 Change	2005 Ending	2005 Change

Restricted cash	$1,100	*		$0
Pre-need receivables	2,000			0
Trust investments — avail. for sale	5,500	*		0
	8,600			0
Less: Noncontrolling interests	(6,600	)*		0
Less: Deferred revenue	(2,900)			0
	(900)		(900)	0	$900

		2004		2005
Non-cash investing and financing activities:

Restricted cash investing and financing activities:
Purchases of funeral trust investments	D	(5,500)
Proceeds on disposition and maturities of funeral trust investments			B	5,500
Increase in non-controlling interests in funeral trusts	A	6,100

Decrease in non-controlling interests in funeral trusts upon fulfillment of pre-need contracts (converted to deferred revenue)			D	(6,600)

*Because the full trust assets are attributed to the noncontrolling interests, these amounts eliminate and have no impact on the net reconciliation. We view these amounts as excluded from the calculation rather than netted into the calculation. The netting of the remaining accounts (pre-need receivables and deferred revenue) is appropriate because pre-need receivables represent the portion of deferred revenue not yet collected from the customer.

Alternative Views

We acknowledge that there may be alternative views of the treatment of certain activities that are the subject of this letter, specifically related to trust investments and noncontrolling interests in funeral and cemetery trusts, based on varying interpretations of FAS 95.  The Company has outlined three views based on these varying interpretations.

The three views presented do not consider cash received from customers for merchandise and services not yet provided by the Company to be restricted cash and, as such, portray all transactions involving cash trusted, or to be trusted, as cash transactions.

Alternative View A

Alternative View A, which we understand to be the basis for the cash flow statement presentation by certain members of the industry, assumes that all activities involving cash to be held in trust, trust investments and related noncontrolling interests (in addition to receivables and deferred revenue treated as operating activities by the Company) are operating in nature and, as such, reflects the net change of all of these accounts in the reconciliation of net income to cash flow from operations. This view is based on the close relationship of trust assets and noncontrolling interests to the operational nature of the Company’s business and the fact that the trust assets, and the customers’ interests therein, are released to the Company upon performance of operational activities (delivery of merchandise/services to its customers). This view closely corresponds to the revenue and net income recognition principles of the industry, both before and after adoption of FIN 46R. (Note that under the principles reached with the Staff, income on trust assets is recognized once in the income statement as investment income within other income, with an offset within the same income statement line item attributing the earnings to the noncontrolling interest, then is later included as a component of the revenue recognized upon the delivery of services, at which time it does impact net income.)

While Alternative View A is based on different underlying concepts than those used by the Company historically, we believe that Alternative View A is consistent with the principles and outcomes agreed to with the Staff upon the adoption of FIN 46R, and this approach results in the same totals in operating, investing and financing cash flows as the approach used by the Company.

Based on the example above of the activities related to a preneed contract, the Company’s cash flow presentation under Alternative View A would be as follows:

Alternative View A

	For the Year Ended December 31, 2004		January 1, 2005
(Dollars in thousands)	Reference #	Amount	Reference #	Amount

Operating

Net Income	B	$(1,000)	A D	$4,500

Preneed funeral receivable and trust	A	(2,000)	D	6,600
investment	C	(6,100)	E	2,000

Deferred funeral revenue	A	2,900	CD	(2,900)

Non-controlling interest	A	6,100	C	(6,600)

Cash (used in) provided by operatingactivities		$(100)		$(3,600)

Investing

Preneed funeral receivable and trust investment		—		—

Cash (used in) provided by investing activities		—		—

Financing

Non-controlling interest		—		—

Cash provided by financing activities		—		—

Net (decrease) increase in cash		$(100)		$3,600

Alternative View B

Alternative View B assumes that the inflows related to non-controlling interest should be treated as a financing activity to the extent non-controlling interests are defined as a minority interests in accordance with paragraphs 18-19 of FAS 95. Additionally, the inflows and outflows related to the trust assets should be presented as an investing activity (even though the timing of inflows and outflows are largely outside the Company’s control) in accordance with paragraphs 15-17 of FAS 95. This view produces an unusual outcome in that operating cash flows over the life of the contract are negative. That outcome also is inconsistent with the guidance in paragraphs 21-24 and 95 of FAS 95.The counter-intuitive outcome to operating cash flows created by this view could be “fixed” by reflecting a financing outflow on January 1, 2005 of $6,600 (representing a hypothetical payment to the non-controlling interest) along with a corresponding inflow in operating activities (representing a hypothetical payment from the deceased to the Company) however such presentation would not be consistent with the provisions FAS 95.

In addition, the Company believes this presentation is inconsistent with the conclusions the Company and other industry registrants reached during its discussions with the Staff upon adoption of FIN 46R. The Company believe this presentation is inappropriate as the non-controlling interests will become deferred revenues upon maturity of the contract. Correspondingly, when the non-controlling interests become deferred revenues, the trust assets become analogous to a long-term receivable. For all these reasons, Alternative View B was rejected by the Company.

Based on the example above of the activities related to a preneed contract, the Company’s cash flow presentation under Alternative View B would be as follows:

Alternative View B

	For the Year Ended December 31, 2004		January 1, 2005
(Dollars in thousands)	Reference #	Amount	Reference #	Amount

Operating

Net Income	B	$(1,000)	A D	$4,500

Preneed funeral receivable and trustinvestment	A	(2,000)	E	2,000

Deferred funeral revenue	A	2,900	CD	(2,900)

Non-controlling interest			C	(6,600)

Cash (used in) provided by operatingactivities		$(100)		$(3,000)

Investing

Preneed funeral receivable and trustinvestment	C	(6,100)	D	6,600

Cash (used in) provided by investing activities		(6,100)		6,600

Financing

Non-controlling interest	A	6,100		—

Cash provided by financing activities		6,100		—

Net (decrease) increase in cash		$(100)		$3,600

Alternative View C

Alternative View C modifies Alternative View B by reflecting the cash inflows and outflows related to non-controlling interest as an operating activity. This treatment is predicated on the fact that when a preneed contract matures (death has occurred), the amounts recorded as non-controlling interest become deferred revenue and therefore should always be treated as an operating activity in accordance with paragraph 21 of FAS 95. One could argue that since monies trusted under a preneed contract are generally refundable prior to maturity that non-controlling interest should always be characterized as a financing activity. However, given that customer refunds represent an insignificant amount of the Company’s cash received from customers on preneed funeral and cemetery trust contracts, proponents of Alternative View C believe that reflecting non-controlling interest as an operating activity based the fact that most contracts become deferred revenue is consistent with paragraph 24 of FAS 95 which says that cash flows with attributes of more than one class of cash flows should be classified based on the predominant attribute. As presented below, Alternative View C solves the anomaly in operating cash flows created by Alternative View B in that Alternative View C produces the intuitive positive operating cash flows over the life of the contract. However the timing of the operating cash flow within Alternative View C is inconsistent with the revenue recognition of the preneed contract. While symmetry between revenue recognition and operating cash flows is usually not determinative, given that performance may occur many years after a preneed contract is initiated, the Company believes front-loading operating cash flows is inappropriate and therefore has rejected View C.

Based on the example above of the activities related to a preneed contract, the Company’s cash flow presentation under Alternative View C would be as follows:

Alternative View C

	For the Year Ended December 31, 2004		January 1, 2005
(Dollars in thousands)	Reference #	Amount	Reference #	Amount

Operating

Net Income	B	$(1,000)	A D	$4,500

Preneed funeral receivable and trustinvestment	A	(2,000)	E	2,000

Deferred funeral revenue	A	2,900	C D	(2,900)

Non-controlling interest	A	6,100	C	(6,600)

Cash provided by (used in) investing activities		$6,000		$(3,000)

Investing

Funeral trust investment	C	(6,100)	D	6,600

Cash (used in) provided by investing activities		(6,100)		6,600

Financing

Non-controlling interest		—		—

Cash provided by financing activities

Net (decrease) increase in cash		$(100)		$3,600

*   *   *   *   *   *   *

We would like to reiterate to the Staff that we believe we have accounted for cash flows in accordance with the conclusions reached with the Staff during our adoption of FIN 46R. We acknowledge that there are alternatives views to the presentation of cash flows as described above. We look forward to working cooperatively with the to resolve this comment in a timely manner that is acceptable to the Staff.

Sincerely,

/s/ Kenneth A. Sloan

Kenneth Sloan
Chief Financial Officer
Alderwoods Group Inc.

cc:	KPMG LLP
Members of the Alderwoods Audit Committees of the Boards of Directors

Appendix A

July 21, 2004

Mr. Donald T. Nicolaisen

Chief Accountant

Office of the Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-1103

Via FAX — (202) 942-9656

Dear Mr. Nicolaisen:

Based on discussions with the staff of the Securities and Exchange Commission (“SEC Staff”) over the past several months, culminating with a meeting with the SEC Staff on April 29, 2004, we have prepared this letter summarizing the application of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN 46R”), to statutorily required trusts (the “Trusts”) utilized by the undersigned registrants in the deathcare industry (the “Registrants”). The information included herein represents our conclusions regarding the accounting for the Trusts under the requirements of FIN 46R. We acknowledge that our accounting conclusions that follow are an industry-specific application of the literature discussed herein and should not be analogized to in other situations. Based on these discussions, we understand the SEC Staff will not object to these conclusions.

Background

A significant component of the Registrants’ businesses is the sale on a preneed basis of funeral and cemetery merchandise and services and cemetery interment rights and property. State laws generally require all or a substantial portion of the funds collected for preneed funeral and cemetery merchandise and service contracts to be placed into merchandise and service trusts (“M&S Trusts”). State laws also require a portion of the funds collected from sales of cemetery interment rights and property to be placed into perpetual care trusts (“Care Trusts”).

M&S Trusts are required by state statutes and are established explicitly to protect preneed consumers by limiting access by funeral and cemetery operators to the funds until the merchandise is delivered or services are performed. The funds deposited into the M&S Trusts are invested in accordance with the investment requirements established by statute or, where the prudent investor rule is applicable, the trustees’ judgment. In exchange for the amounts paid by

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the customer plus the accumulated earnings on these amounts, the Registrants are contractually obligated to deliver the merchandise or perform the services stipulated by the contract terms. Economically, the M&S Trust earnings compensate the funeral or cemetery operator for increases in the costs of providing the merchandise or performing the services because funeral and cemetery operators are contractually obligated to provide such merchandise and services in the future at a price established at the time the contract is entered into with the preneed consumer. The assets of the M&S Trusts are not subject to the claims of the Registrants’ creditors.

Care Trusts are also required by state statutes and obligate the Registrants to remit a portion of the proceeds from the sale of cemetery interment rights and property to such Care Trusts. Earnings on the Care Trust corpus are used for the perpetual upkeep of the cemetery grounds. Except in very limited circumstances, neither the cemetery operators nor the customers have any right to the Care Trust corpus and the Care Trusts’ assets are not subject to the claims of the Registrants’ creditors.

Adoption of FIN 46R

Under the provisions of FIN 46R, M&S Trusts and Care Trusts are variable interest entities because the Trusts meet the conditions of paragraphs 5(a) and 5(b)(1) of FIN 46R. That is, as a group, the equity investors (if any) do not have sufficient equity at risk and do not have the direct or indirect ability through voting or similar rights to make decisions about the Trusts’ activities that have a significant effect on the success of the Trusts. FIN 46R requires the Registrants to consolidate M&S Trusts and Care Trusts for which the Registrants are the primary beneficiaries (i.e., those for which the Registrants absorb a majority of the Trusts’ expected losses). A Registrant is the primary beneficiary of a given Trust whenever a majority of the assets of the Trust are attributable to deposits for customers of the Registrant. If the assets of a given Trust arise as a result of deposits for customers of multiple Registrants or multiple funeral and cemetery operators, such that a majority of the assets of the Trust are not attributable to customers of any single Registrant or single funeral and cemetery operator, then no Registrant would absorb a majority of the Trust’s expected losses (i.e., the Trust would not have a primary beneficiary) and the Trust would not be consolidated under the provisions of FIN 46R.

Although FIN 46R requires consolidation of most of the M&S Trusts and the Care Trusts, it does not change the legal relationships among the Trusts, the Registrants and their customers. In the case of the M&S Trusts, the customers are the legal beneficiaries. In the case of the Care Trusts, the Registrants do not have a legal right to the trust assets. For these reasons, upon consolidation of the Trusts, the Registrants are recognizing non-controlling interests in their financial statements to reflect the third party interests in these Trusts in accordance with FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liability and Equity. As discussed with the SEC Staff, the Registrants are classifying deposits to M&S Trusts as liability non-controlling interests and are classifying deposits to Care Trusts as equity non-controlling interests. The Registrants are continuing to account for amounts received from customers prior to delivery of merchandise or services that are not deposited in either M&S Trusts or Care Trusts as deferred revenue.

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In consolidation, the Registrants recognize realized investment earnings of the M&S Trusts within Other income, net. The Registrants then recognize a corresponding expense within Other income, net that represents the realized earnings of those trusts that are attributable to the non-controlling interest holders. The corresponding credit for this expense is Non-controlling interest in funeral and cemetery trusts for M&S Trusts or Non-controlling interest in perpetual care trusts for Care Trusts. The sum of these expenses recorded in Other income, net will offset the realized earnings of such trusts also recognized within Other income, net. Accordingly, the Registrants’ income statements are not affected by consolidation of the Trusts in accordance with FIN 46R (i.e., the application of this accounting policy is income statement neutral to the Registrants’ financial statements).

To the extent the earnings of the Trusts are distributed prior to the delivery of merchandise and/or services, a corresponding amount of non-controlling interest will be reclassified to deferred revenue, until it is recognizable as revenue. In the case of M&S Trusts, the Registrants recognize as revenues amounts previously attributed to non-controlling interests and deferred revenues upon the performance of services and delivery of merchandise, including earnings accumulated in these trusts. In the case of the Care Trusts, distributable earnings are recognized in cemetery revenues to the extent of qualifying cemetery maintenance costs.

Both the M&S Trusts and the Care Trusts hold investments in marketable securities that generally are classified as available-for-sale by the Registrants under the requirements of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities (“FAS 115”). In accordance with the provisions of FAS 115, available-for-sale securities of the Trusts are initially recorded at fair value, with unrealized gains and losses excluded from earnings of the Registrants and initially recorded as a component of Accumulated other comprehensive income (loss) in the consolidated balance sheet. By analogy to the guidance in EITF Topic D-41, Adjustments in Assets and Liabilities for Holding Gains and Losses as Related to the Implementation of FASB Statement No. 115 (“Topic D-41”), unrealized gains and losses on available-for-sale securities of the Trusts attributable to the non-controlling interest holders are not recorded as Accumulated other comprehensive income (loss), but are recorded as an adjustment to either Non-controlling interest in funeral and cemetery trusts for M&S Trusts or Non-controlling interest in perpetual care trusts for Care Trusts. Therefore, unrealized gains and losses attributable to the non-controlling interest holders are reclassified from Accumulated other comprehensive income (loss) to either Non-controlling interest in funeral and cemetery trusts for M&S Trusts or Non-controlling interest in perpetual care trusts for Care Trusts. The gross effect from applying Topic D-41 on the Registrants’ Accumulated other comprehensive income (loss) will be disclosed in the Registrants’ footnotes to their financial statements, but the Registrants’ Accumulated other comprehensive income (loss) on the face of the balance sheet is ultimately not affected by consolidation of the Trusts.

*   *   *   *   *

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We respectfully thank the SEC Staff for their time and attention over the last several months regarding the application of FIN 46R to the Trusts. This letter sets forth the accounting policies that we, the Registrants, will follow as a result of the adoption of FIN 46R.

Service Corporation International	Alderwoods Group, Inc.

Stewart Enterprises, Inc.	Carriage Services, Inc.

cc:  PricewaterhouseCoopers LLP

      KPMG LLP

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Appendix B

The specific attributes of the customer relationships and the trusting relationships to which they relate are set forth in state (as used in this letter, “state” means “state or provincial”) laws governing the deathcare industry. The laws vary significantly by state and within a state by the type of product sold (e.g., merchandise vs. service; funeral vs. cemetery; etc.).   The trusted amounts related to the customers of a single funeral or cemetery location are typically commingled in a single trust account for each type of trust described above. As a result, the Company has involvement with over 1,000 different trusts. Substantially all of the funeral and cemetery trusts with which the Company has involvement hold funds exclusively related to sales from the Company’s funeral home or cemetery locations (i.e., they are not commingled with amounts trusted by other deathcare companies).

The Company’s trusting arrangements can be grouped into the two main categories:

A.           Pre-Need Merchandise and Services Trusts

B.             Cemetery Perpetual Care Trusts

Each has its own unique facts and needs to be considered separately.  On the following pages, we have presented more specific details of the Company’s trusting relationships and the customer relationships to which they relate, as well as our proposed accounting for each and the basis of our conclusions.

A. PRE-NEED MERCHANDISE AND SERVICE TRUSTS  (“Merchandise and Service Trusts”)

Facts

It is customary in the deathcare industry to offer deathcare arrangements on either a pre-need or at-need basis. By purchasing pre-need funeral and cemetery merchandise and services, the customer is achieving two goals:

a)              the documentation of their final wishes in the form of a pre-need arrangement contract, and

b)             price protection, by having the funeral home or cemetery agree to provide the requested services and merchandise in the future upon payment today.

In our experience, the customer is not viewing the pre-need arrangement from a financial investment perspective and in fact, neither is the Company, as its objective is to capture and “lock-in” market share today. We have seen the pre-arrangement of funeral and cemetery arrangements used as a financial planning strategy for certain seniors, who are able to deduct amounts paid for funeral and burial prearrangements from their net worth in assessing the eligibility requirements under Medicaid/Medicare. The average time from pre-arrangement to the date of death is 8 to 12 years. We have described the common features of such pre-arrangements below.

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Customer Contracts   Under a price-guaranteed pre-need funeral or cemetery contract, the Company commits to deliver selected merchandise and services at a later date (upon performance of the service after death and/or delivery of the merchandise). The customer pays for these products or services currently either in a lump-sum or on an installment basis (typically, over a period of between 1 and 4 years).  Funeral and cemetery merchandise and services included on a price-guaranteed contract are priced on the same basis as at-need merchandise and services (i.e., the location price list at any point in time typically reflects the same price for either a pre-need or at-need selection of a given product or service).

Customer Funding   State law has been promulgated in most states to protect consumers.  Many of the state laws specifically refer to the customer protection purpose.  The following example from Florida is typical:

Florida Statute — “The Legislature recognizes that purchasers of preneed burial rights, funeral or burial merchandise, or funeral or burial services may suffer serious economic harm if purchase money is not set aside for future use as intended by the purchaser…  Therefore, it is necessary in the interest of the public welfare to regulate certificate holders, licensees, registrants, and cemetery companies in this state”. (Ch. 497.002)”.

Without the various state laws, funeral home and cemetery operators could take the customer’s money, spend it and later have no assets to fulfill the obligations under the preneed contract.  This consumer protection is usually legislated to require the funding of such a pre-arrangement to be through an insurance company, or require all or a portion of the customer’s payments to be placed into trust.  Currently, the Company has over 70% of its funeral pre-arrangements funded through insurance, although all of its cemetery pre-arrangements are funded by trust.

For funeral pre-arrangements, the choice between the two funding vehicles is predominantly up to the Company through its sales materials and offer to the customer.   Some states require trusts or disallow insurance while other states allow both.  Typically the Company offers either insurance or trust, but not both, as a funding vehicle in any particular state.

The discussion following is only in connection with the Company’s relationships with the various trusts.  The accounting for funeral pre-arrangements funded by insurance is outside the scope of FIN46R.

Company Compensation   In general the Company can receive compensation for its guarantee of the performance of the pre-arrangement at different times:

a)              Retainage — Some states only require a portion of the amounts received from the customer to be trusted and the Company often is allowed to “retain” some amount to cover administrative costs over the life of the pre-arrangement.

b)             Earnings — A few states allow some realized earnings to be withdrawn from trust on a periodic basis and kept by the Company, and

c)              Principal and Earnings — Upon performance of the requested service and/or delivery of the selected merchandise, the Company is entitled to the remaining amounts in trust.

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Note that this is the funds flow on the normal execution of a pre-arrangement over its life and can be altered significantly by various state rules, contract terms and company practices in the event of cancellations by the customer, non-performance by the Company or the transfer of the pre-arrangement to another service provider (funeral home or cemetery). Over 80% of the Company’s pre-need funeral and cemetery contracts result in the performance of the service or delivery of the merchandise.

Trusting Requirements Under State Law    As required by law, a portion of pre-need merchandise and service contract payments is placed into Merchandise and Service Trusts as the payments are received.

The Company’s trusting requirements under pre-need funeral and cemetery contracts are dictated by state funeral and cemetery laws that vary significantly by jurisdiction, and may or may not be directly referenced in the contract with the customer. Typically, the Company is required to deposit into trust an amount that is a function of either the retail price (e.g., 75%-100% of retail price) or a function of the current cost of merchandise (e.g., 110% of the cost at the time of the contract).

In all cases, the Company is entitled to the full assets in trust (including earnings thereon) upon performance under the merchandise and service contract. In the context of merchandise and services trusts, there is no distinction between capital gains and other forms of income in the trust.

See the attached Appendix A for a listing of the trusting rules in the Company’s significant trust states.

Customer Cancellation and Transfer Rights Under State Law   The customer generally has no direct right to the trust assets.  Upon any customer action (cancellation, transfer or performance upon death), the Company requests and obtains the funds in trust, including both principal and earnings, from the trust.  The customer’s rights upon cancellation or transfer to another provider are also provided under state law and vary by jurisdiction.  In some cases the customer’s cancellation or transfer rights are not specifically documented in the state regulations and have been developed over time via regulator discussions or the Company’s contract rights.

However, such rights can be summarized under the following basic models:

Category A:  Arrangements with no distributions of principal or earnings from trust until performance or customer action:

Situation 1:                               Arrangements with refund rights

All amounts deposited in trust and income thereon remain in the trust until performance or customer action such as: (a) receipt of services or merchandise from the Company (typically based on death of customer); (b) transfer of the contract to another service provider, or (c) cancellation and demand of refund.

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In the event of (b) or (c) above, the Company is obligated to refund an amount to the customer or transfer a similar amount to a different service provider. The determination of the refund or transferred amount is based on a formula defined under state law, and is generally calculated as all or a portion of the amounts paid by the customer (which may be more or less than the portion originally trusted) and may or may not include interest or income accumulated in the trust.

The amount refundable or transferable to another provider is often a different amount (either more or less) than the trusted assets and earnings thereon.

Such trusts represent the vast majority of the Company’s relationships with Merchandise and Service Trusts.

Situation 2:                               Arrangements with no refund or transfer rights (unless Company breaches performance obligation)

Same as Situation 1, except the purchaser has no unilateral right to transfer or demand a refund, typically with respect to merchandise unless the Company breaches its performance obligation.   In some cases the Company may purchase and deliver merchandise prior to death.  If the Company breaches, it must refund as described in Situation 1.

Situation 3:                             Arrangements with transfer rights, but no refund rights (unless Company breaches performance obligation)

Same as Situation 1, except the customer cannot get a refund but can transfer an amount to another service provider.

Category B:  Arrangements with distributions of some portion of earnings (but not initial deposits) prior to performance or customer action:

Situation 1-3:                    Same situations as Category A, except a portion of income earned on the money deposited in the trust is paid annually to the Company prior to performance under the customer contract.

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A summary of the Merchandise and Services balances as at January 3, 2004 allocated by state between Category A and Category B is attached as Appendix B.  In summary (amounts in millions of US dollars):

Category	Funeral	Cemetery	Total
A	$161.7	$191.3	$353.0
% of Sub-Total	59%	90%	73%
B	$112.5	$20.1	$132.6
% of Sub-Total	41%	10%	27%
Sub-Total	$274.2	$211.4	$485.6
Other States	74.8	54.9	129.7
Consolidated	$349.0	$266.3	$615.3

Tax Treatment of Merchandise and Service Trusts   Under United States tax law, each of the trust types described above is treated as a grantor trust, in which the customer is treated as the owner of the trust, generally because (i) the customer can revoke or revest the trust in another party, (ii) has a reversionary interest in the trust, or (iii) the trust is created to satisfy a legal obligation of the customer’s estate. In each of the cases above, the earnings of the trust are taxable to the customers (except where the trustee is allowed and elects for each customer to have the trust pay income tax on the customer’s allocated share of trust earnings). (IRS Code Sec.685, Rev. Ruling 87-127 and Notice 98-6).

The customer has no contact with the trust, except for the receipt of tax information slips from the trustee, identifying the taxable income of the trust attributable to the customer.

Structure of the Merchandise and Service Trusts   While state pre-need trusting laws require trusting obligations at an individual customer level, they also predominantly allow for such trusts to be commingled. The structure of the trust, including the role of the Company is often established by the state pre-need laws. The trusting arrangement, often documented in a trust agreement between a Trustee and a Sponsor, may refer to the following parties:

•                  Trustee, which is typically a financial institution;

•                  Sponsor, which is the Company

•                  Pre-need consumers, which are the customer

•                  Investment advisor, a hired third-party advisor

•                  Administrator, often but not always, the Company

In its role as the sponsor or the administrator, the Company has the following principal responsibilities:

•                  Appointment and removal of trustees, subject to State eligibility requirements, and may be subject to regulator approval.

•                  Recommendation of investment advisor to Trustee for appointment.

•                  Providing administration and record-keeping services in connection with trust contributions and withdrawals, allocation of trust income and tax filings.

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The Company as sponsor may also establish investment guidelines to the investment advisor within the restrictions imposed by State laws.

The Company receives no fees as sponsor.  The Company receives an immaterial amount of administration fees from some trusts in states where the state laws allow.

The Company’s responsibilities with respect to the trust are overseen by state regulators and are subject to audit by the regulator. If the Company does not meet its obligations under the statute, the law provides for remedies such as license restrictions or removal, fines and jail.  This may result in the state regulator moving the pre-need contracts and related trusts to another provider.

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 B. CEMETERY PERPETUAL CARE TRUSTS (“Perpetual Care Trusts”)

Facts

In addition to the sale of merchandise and services on a pre-need basis, the Company sells burial spaces on both a pre-need and at-need basis. Regardless of whether such space is sold on a pre-need or at-need basis, state laws typically require that a portion of the proceeds (commonly 10% of the retail price of the burial space) be deposited into a perpetual care trust, the purpose of which is to ensure amounts are available to provide for the costs of cemetery maintenance in perpetuity.

Customer contracts typically make no representation as to a specific contractual standard of care. However, the contracts do generally reflect that a portion of the price is required to be deposited into a Perpetual Care Trust, the income of which will be used for the maintenance of the cemetery.

The Company is generally entitled to the annual income on the Perpetual Care Trusts to the extent of costs incurred in the maintenance of the cemetery.

Trusting and Care Requirements Under State Law  While the Company owns the cemetery, the Company is responsible for all maintenance of the cemetery.   The Company is entitled to receive as compensation for maintenance services the lesser of actual maintenance costs incurred or income (interest and dividends only) from the trust. The corpus of a Perpetual Care Trust is never distributable to any party.

The state laws may define a standard of care, placing minimum requirements on the Company.  To the extent the Company does not maintain these minimum requirements or to the extent that the regulator determines that the Company has not maintained the cemetery to a standard it deems acceptable, the regulator may impact the Company’s ability to carry on its business through license restrictions or removal, fines or jail.  This may result in the state regulator transferring to another provider the cemetery responsibilities and rights to the income.

Structure of the Perpetual Care Trusts   Trust laws require that a trust is established for the care and maintenance of each cemetery property, with deposits being made in connection with each sale of burial space. Neither the Company nor the customers are ever entitled to the corpus (typically including capital gains).

As required by law, a trust agreement, executed between a Sponsor and a Trustee, typically refers to the following parties:

•                  Trustee, which is typically a financial institution

•                  Sponsor, which is the Company

•                  Investment advisor

•                  Administrator, predominantly the Company

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As the sponsor or administrator, the Company has the following principal responsibilities:

•                  Appointment and removal of trustees, subject to State eligibility requirements and regulator approval (in some cases).

•                  Recommendation of investment advisor to Trustee for appointment.

•                  Providing administration and record-keeping services in connection with trust contributions and withdrawals and tax filings.

The Company as sponsor may also establish investment guidelines to the investment advisor within the restrictions imposed by State laws.

The Company receives no fees as sponsor.  The Company receives an immaterial amount of administration fees from some trusts in states where the state laws allow.

APPENDIX A —                           PORTION OF CONTRACT PAYMENTS REQUIRING TRUSTING

	Trust Balance at January 3, 2004 (in millions)			% of Contract Payment Requiring Trusting
State	Funeral	Cemetery	Total	Funeral	Cemetery

Florida — Old	46.0	0.0	46	70%/30% Serv/Merch	n/a
Florida — New	62.4	84.3	146.7	70%/30% Serv/Merch	70%/30% Serv/Merch
New York	20.3	0.0	20.3	100%	n/a
Illinois	9.6	26.4	36	95%	50%/85% M&S/Vault
Colorado	23.2	1.1	24.3	75%	75%
California	10.5	25.6	36.1	100%	100%
Georgia	0	26.1	26.1	n/a	100%
Indiana	2.9	11.1	14.0	100%	100%
Michigan	10.5	0	10.5	100%	n/a
Minnesota	1.9	13.6	15.5	100%	100%
Mississippi	17.2	0.0	17.2	50%	n/a
Nevada	15.6	2.2	17.8	75%	60%
North Carolina	7.7	16.8	24.5	90%	60%
Oregon	9.9	4.2	14.1	90%/67% All/Mkrs&Vaults	90%/67% All/Mkrs&Vaults
Ontario	27.2	0.0	27.2	100%	n/a
Saskatchewan	9.3	0.0	9.3	85%	n/a
Sub-total	274.2	211.4	485.6
	79%	80%	79%

Other	72.2	54.5	126.7
Total	346.4	265.9	612.3

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APPENDIX B — CUSTOMER CANCELLATION RIGHTS

	Trust Balance at January 3, 2004 (in millions)			Customer Cancellation Rights (Category.Situation) Page 6
State	Funeral	Cemetery	Total	Funeral	Cemetery

Florida — Old	46.0	0.0	192.7	B.1/B.2 Serv/Merch	B.1/B.2 Serv/Merch
Florida — New	62.4	84.3	0.0.0	A.1/A2 Serv/Merch	A.1/A2 Serv/Merch
New York	20.3	0.0	20.3	A.1	n/a
Illinois	9.6	26.4	36.0	A.1	A.1
Colorado	23.2	1.1	24.3	B.1	B.1
California	10.5	25.6	36.1	B.1	A.1
Georgia	0	26.1	26.1	n/a	A.1
Indiana	2.9	11.1	14.0	A.3	A.3
Michigan	10.5	0.0	10.5	A.1	n/a
Minnesota	1.9	13.6	15.5	A.1	A.1
Mississippi	17.2	0.0	17.2	B.2	n/a
Nevada	15.6	2.2	17.8	B.1	B.1
North Carolina	7.7	16.8	24.5	A.1	B.1
Oregon	9.9	4.2	14.1	A.1	A.1
Ontario	27.2	0.0	27.2	A.1	n/a
Saskatchewan	9.3	0.0	9.3	A.1	n/a
Sub-total	274.2	211.4	485.6
	79%	80%	79%

Other	72.2	54.5	126.7
Total	346.4	265.9	612.3

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